Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-139340

Banc of America Securities LLC

Tech Data Corporation

2.75% Convertible Senior Debentures due 2026

Issuer:	Tech Data Corporation

Title of securities:	2.75% Convertible Senior Debentures due 2026

Issue price:	98.25%

Aggregate principal amount offered:	$325.0 million (excluding option to purchase up to $25 million of additional debentures)

Net proceeds before expenses:	$318.5 million (excluding option to purchase up to $25 million of additional debentures)

Maturity:	December 15, 2026

Annual interest rate:	2.75% per annum

Interest payment dates	June 15 and December 15 of each year, beginning on June 15, 2007

Contingent interest:	Beginning with the period commencing on December 20, 2011 and ending on June 15, 2012 and for each six-month period thereafter, we will pay contingent interest on the interest payment date for the applicable interest period if the average of the last reported sale price of the debentures is greater than or equal to 120% of the principal amount of the debentures for the five consecutive trading days ending on the third trading day preceding the first day of the applicable interest period. If contingent interest is payable for a particular six-month period, we will pay contingent interest per debenture in an amount equal to 0.40% of the average of the last reported sale prices of a debenture for the applicable five consecutive trading-day reference period.

Call dates:	Issuer may, at its option, redeem all or a portion of the debentures on or after December 20, 2011.

Put dates:	Holders may require the issuer to repurchase all or a portion of their debentures on December 15, 2011, December 15, 2016 and December 15, 2021.

Conversion price:	$54.26 per share of common stock

Conversion rate:	18.4310 shares of common stock per $1,000 aggregate principal amount of debentures

Use of Proceeds:	Tech Data Corporation intends to use the net proceeds of this offering for the retirement of short-term debt and for general corporate purposes.

Settlement:	December 20, 2006

U.S. Federal Income Tax Considerations:	Each holder agrees in the indenture, for United States federal income tax purposes, to treat the debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for United States federal income tax purposes will be 6.875%, which we have determined to be comparable to the rate at which we could borrow on a senior, noncontingent, nonconvertible borrowing for a term of 20 years.

Fundamental Change:	If a Fundamental Change occurs prior to maturity of the debentures, holders will have the right, subject to certain conditions, to require the Issuer to purchase all or a portion of that holder’s debentures at par, plus accrued and unpaid interest to the purchase date.

Adjustment to conversion rate upon certain Fundamental Changes:	The following table sets forth the hypothetical stock price, effective date and number of additional shares to be issuable per $1,000 principal amount of debentures:

	Stock Price
Effective Date	$40.19	$45.00	$50.00	$54.26	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
20-Dec-06	6.45	5.01	3.95	3.24	2.54	2.17	1.81	1.56	1.36	1.06	0.86	0.73	0.62
15-Dec-07	6.45	4.80	3.67	2.95	2.30	1.88	1.52	1.33	1.11	0.86	0.69	0.58	0.49
15-Dec-08	6.45	4.56	3.34	2.68	2.01	1.55	1.25	1.04	0.85	0.65	0.52	0.43	0.37
15-Dec-09	6.45	4.27	3.07	2.32	1.58	1.12	0.91	0.69	0.58	0.41	0.32	0.26	0.22
15-Dec-10	6.45	4.17	2.66	1.71	1.01	0.66	0.41	0.27	0.20	0.12	0.09	0.08	0.07
15-Dec-11	6.45	3.79	1.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or the issuer’s website at www.techdata.com. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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